October 20, 2014

Catherine Courtney

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: Advisers Investment Trust: File Nos. 333-173080 and 811-22538

Dear Ms. Courtney:

On August 11, 2014, Advisers Investment Trust (the “Trust”) filed Post-Effective Amendment No. 22 to the Trust’s Registration Statement under the Securities Act of 1933 (the “Amendment”). The Amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 to add two new series, JOHCM Emerging Markets Small Mid Cap Equity Fund and JOHCM US Small Mid Cap Equity Fund (each a “Fund” and collectively, the “Funds”), to the Trust. On September 26, 2014, you provided oral comments. The following is a summary of our understanding of your comments and the response from the Trust.

1. Comment – Prospectus Pages 2 and 6. The prospectus discloses that each Fund invests “at least 80% of its assets” in certain types of investments. Is the term “assets” referring to total assets or net assets plus the amount of borrowings for investment purposes?

Response: On page 2 and 6 of the prospectus, in the first sentence under the section titled “Principal Investment Strategy”, “assets” will be defined parenthetically as “(net assets plus the amount of borrowings for investment purposes)”. Additionally, the term “assets” is defined on page 9 as net assets plus the amount of borrowings for investment purposes.

2. Comment – Prospectus Pages 2 and 6. The prospectus discloses the capitalization range of the MSCI Emerging Markets Small Cap NR Index and the Russell 2500 Index as of July 29, 2014. Please disclose supplementally the reconstitution date of each index.

Response: The MSCI Emerging Markets Small Cap NR Index is reconstituted semi-annually every May and November. Because the reconstitution occurs on a specific day (e.g. third Friday of May) rather than a specific date each period, the following disclosure will be added on page 2 after the first sentence in the second paragraph under the section titled “Principal Investment Strategy”.

“The MSCI Emerging Markets Small Cap NR Index is reconstituted semi-annually each May and November.”

The Russell 2500 Index is reconstituted annually every June. The following disclosure will be added on page 6 after the first sentence in the second paragraph under the section titled “Principal Investment Strategy”.

“The Russell 2500 Index is reconstituted annually each June.”

3. Comment – Prospectus Page 2. The prospectus for the JOHCM Emerging Markets Small Mid Cap Equity Fund says that the Fund will continue to treat issues as small- and mid-capitalization companies for purposes of the 80% requirement if subsequent to purchase the market capitalization of the issuers grows to exceed US$5 billion. Please explain supplementally how long the Fund will hold those securities.

Response: The Fund will continue to hold a stock whose market capitalization exceeds US$5 billion if the Adviser determines that the stock continues to be fundamentally attractive. The Fund will continue to have the ability to incrementally add and subtract from the initial position while the Fund is holding the stock. However, once the Fund completely sells out of a stock whose market cap exceeds $5 billion, the Fund will no longer buy the stock.

4. Comment – Prospectus Page 2. The prospectus for the JOHCM Emerging Markets Small Mid Cap Equity Fund says that the Fund may invest in investment companies that invest in the types of securities in which the fund would normally invest. Are the expenses associated with such investments expected to exceed 0.01%? If so, please add an Acquired Fund Fees and Expenses line to the fee table.

Response: The Fund does not expect that expenses associated with its investment in investment companies to exceed 0.01%.

5. General Comment – Prospectus Page 7 and 9. Does the JOHCM Emerging Markets Small Mid Cap Equity Fund intend to use derivatives? Derivatives are not mentioned in the fund summary, but are mentioned on page 9.

Response: The JOHCM Emerging Markets Small Mid Cap Equity Fund does not intend to use derivatives as part of its principal investment strategy. The disclosure regarding derivatives will be removed from page 9.

6. Comment – Prospectus Pages 2 and 10. Distinguish more clearly between the risks of investing in foreign, emerging and frontier markets.

Response: The risk disclosure titled “Foreign, Emerging Markets and Frontier Risk” on Page 2 is replaced in its entirety with the following:

“Foreign, Emerging Markets and Frontier Risk. Investing in non-U.S. markets securities poses additional market risks because political and economic events unique in a country or region will affect those markets and their issuers and may not affect the U.S. economy or U.S. issuers. Some emerging market countries may experience low or slowing growth rates, high inflation, unstable financial institutions, governmental controls and investment restrictions. These risks are magnified in frontier countries, which generally have smaller economies or less developed capital markets than traditional emerging market countries.”

The following is inserted after the last sentence in the risk disclosure titled “Emerging and Frontier Markets Risk” on Page 10:

“A sub-set of emerging markets, frontier markets are less developed than other emerging markets and are the most speculative. They have the least number of investors and may not have a stock market on which to trade. Most frontier markets consist chiefly of stocks of financial, telecommunications and consumer companies that count on monthly payments from customers. Investments in this sector are typically illiquid, nontransparent and subject to very low levels of regulation and high transaction fees. Frontier market investments may be subject to substantial political and currency risk.”

7. Comment – Prospectus Page 3: The summary section of the JOHCM Emerging Markets Small Mid Cap Equity Fund prospectus discloses geographic concentration risk. Does the fund intend to concentrate in certain countries or regions?

Response: The fund has not adopted a policy to concentrate in any particular countries or regions and does not intend to concentrate. However, the fund’s investments may on occasion be concentrated in a particular country or region to due to attractive investment opportunities presented at the time.

8. Comment – Page 6 and 9. For the JOHCM US Small Mid Cap Equity Fund, please explain in plain English how cash is “equitized”.

Response: On page 6, the third paragraph under the section titled “Principal Investment Strategy” is deleted and replaced with the following:

“The Fund also may invest up to 10% of its total assets in American Depositary Receipts (“ADRs”) of foreign companies. ADRs are typically issued by a U.S. Bank or trust company and evidence ownership of underlying securities issued by a foreign corporation. The Fund may invest in exchange-traded funds (“ETFs”) in order to “equitize” cash balances by gaining exposure to relevant equity markets. Cash is equitized when it is invested in instruments, such as ETFs, that expose it to the equity markets, and the returns possible in the equity markets, while maintaining the liquidity provided by cash.

On page 9, the ninth paragraph under the section titled “Policies and Strategies” is deleted and replaced with the following:

“The Fund may invest in exchange-traded funds (“ETFs”) in order to “equitize” cash balances by gaining exposure to relevant equity markets. Cash is equitized when it is invested in instruments, such as ETFs, that expose it to the equity markets, and the returns possible in the equity markets, while maintaining the liquidity provided by cash.

9. Comment – Prospectus Page 9. Does the JOHCM Emerging Markets Small Mid Cap Equity Fund intend to invest in ETFs, bonds, options and warrants as part of its principal strategy? These instruments are not mentioned in the fund summary, but are mentioned on page 9.

Response: The JOHCM Emerging Markets Small Mid Cap Equity Fund does not intend to invest in ETFs, bonds, options and warrants as part of its principal investment strategy. The disclosure regarding these instruments will be removed from page 9.

10. Comment – Prospectus Pages 2 and 9. The JOHCM Emerging Markets Small Mid Cap Fund invests at least 80% of its assets in emerging and frontier markets. However, the word “frontier” is not in the name of the fund. Please explain supplementally how the fund complies with Rule 35d-1.

Response: The Fund’s Principal Investment Strategy will be revised as follows:

“The Fund invests, under normal market conditions, at least 80% of its assets in equity securities issued by small and medium capitalization companies that are listed in, or whose principal business activities are located in emerging markets, including frontier markets.”

The Trust has authorized me to convey to you that it acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

3.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

4.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this request please contact Michael V. Wible at (614) 469-3297.

Best regards,

/s/ Michael V. Wible
Michael V. Wible

cc:	(w/ attachment)

Dina Tantra